NEW PACIFIC METALS CORP.

Code of Business Conduct and Ethics

(Adopted by the Board on March 3, 2021)

1. Introduction

New Pacific Metals Corp. (the "Corporation") requires high standards of professional and ethical conduct from our employees. Our reputation with our shareholders, business partners, prospective investors and other stakeholders for honesty and integrity is key to the success of our business. No employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings. We intend that the Corporation's business practices will be compatible with the economic and social priorities of each location in which we operate. Although customs vary by country and standards of ethics may vary in different business environments, honesty and integrity must always characterize our business activity. If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation. This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply. Please read this Code carefully and sign at the bottom to acknowledge it has been read and that you will undertake to comply with the Code at all times.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and the spirit of our policies and applicable laws. This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of the Corporation. This Code does not supersede the specific policies and procedures that are covered in the Corporation's operating manuals or in separate specific policy statements. References in this Code to the "Corporation" means New Pacific Metals Corp. or any of its subsidiaries. Reference to "employees" also includes officers and directors. This Code should also be provided to and followed by consultants, agents and representatives, including advisors, engaged by the Corporation.

Those who violate the standards set forth in this Code will be subject to disciplinary action up to and including dismissal. In addition, violation of any laws, governmental regulations or this Code could result in notification of appropriate governmental authorities and public disclosure of such violation including, without limitation, the names of parties involved. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 17 below.

Your cooperation is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen.

2. Compliance with Laws, Rules and Regulations

Compliance with the letter and spirit of all laws, rules and regulations (including stock exchange rules) applicable to our business is critical to our reputation and continued success. All employees must respect and obey such laws, rules and regulations in which we operate and avoid even the appearance of impropriety.

Not all employees are expected to know the details of these laws, rules and regulations in which we operate, but it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. The Corporation may hold information and training sessions to promote compliance with laws, rules and regulations, including insider trading laws.

3. Inside Information and Securities Trading

In the course of business activities, you may become aware of non-public information regarding the business, operations or securities of the Corporation. It is the policy of the Corporation to prohibit the unauthorized disclosure of any non-public information and the misuse of material non-public information in securities trading. It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Corporation's securities. Non-public information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. While it may be difficult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. In addition, material information may be positive or negative. Examples of such information may include:

  Project exploration results, whether positive or negative
  Joint ventures with third parties
  News of a pending or proposed merger or acquisition
  Financial results
  Major contract awards, cancellations or write-offs
  Exploration or development milestones
  News of the disposition of material assets
  Impending bankruptcy or financial liquidity problems
  Gain or loss of a substantial property
  Stock splits
  New equity or debt offerings
  Significant litigation exposure due to actual or threatened litigation
  Changes in senior management
  Projections of future earnings or losses
  Dividend issuance decisions

Trading on Material Non-public Information: With certain limited exceptions, no officer or director of the Corporation, no employee of the Corporation or its subsidiaries and no consultant or contractor to the Corporation or any of its subsidiaries and no members of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Corporation's securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses material non-public information concerning the Corporation, and ending at the close of business on the date of public disclosure of that information (usually by Press Release), or at such time as such non-public information is no longer material. Where a press release containing material non-public information is issued immediately after market, no such trading shall be undertaken until after the close of the market on the following day on which the Corporation's shares trade.

Tipping: No insider shall disclose ("tip") material non-public information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such insider or related person make recommendations or express opinions on the basis of material non-public information as to trading in the Corporation's securities.

Applicability of Insider Trading Regulations to Securities of Other Companies: The insider trading guidelines described herein also apply to material non-public information relating to other companies, including the Corporation's joint venture partners ("business partners"), when that information is obtained in the course of employment with, or other services performed on behalf of the Corporation. All employees and consultants should treat material non-public information about the Corporation's business partners with the same care as is required with respect to information relating directly to the Corporation.

4. Conflicts of Interest

A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with the interests of the Corporation. A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her work for the Corporation objectively and effectively. Conflicts of interest also arise when an employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Corporation. Loans to, or guarantees of obligations of, such persons may not be legally permissible and are likely to pose conflicts of interest, as are transactions of any kind between the Corporation and any other organization in which you or any member of your family have an interest. Activities that could give rise to conflicts of interest are prohibited unless specifically approved by the Board of Directors or the Audit Committee. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests should be reported immediately to your supervisor or the Corporation's general legal counsel.

5. Corporate Opportunities

Employees are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Employees are also prohibited from competing with the Corporation directly or indirectly. Employees owe a duty to the Corporation to advance the legitimate interests of the Corporation when the opportunity to do so arises.

6.  Confidentiality

Employees must maintain the confidentiality of information entrusted to them by the Corporation or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated. Employees may be required to execute a standard form confidentiality agreement upon starting employment or from time to time during the course of employment. The obligation to preserve confidential information continues even after you leave the Corporation.

Confidential information includes all non-public information that may be of use to competitors, or harmful to the Corporation or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us.

7. Protection and Proper Use of Corporation Assets

All employees should endeavor to protect the Corporation's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Corporation's profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

Corporation assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management. Corporation assets may never be used for illegal purposes.

The obligation to protect Corporation assets includes proprietary information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information include intellectual property, such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data or reports. Unauthorized use or distribution of this information is a violation of Corporation policy. It may also be illegal and may result in civil and criminal penalties. The obligation to preserve proprietary information continues even after you leave the Corporation.

8. Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information obtained without the owner's consent or inducing the disclosures of proprietary information or trade secrets by past or present employees of other companies is prohibited. Each employee should endeavor to deal fairly with the Corporation's customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

9. Discrimination And Harassment

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Employees are encouraged to speak out when a co-worker's conduct makes them uncomfortable, and to report harassment when it occurs.

10. Safety and Health

We are all responsible for maintaining a safe and healthy workplace by following safety and health rules and practices. The Corporation is committed to keeping its workplaces free from hazards. Please report any accidents, injuries, or unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited.

In order to protect the safety of all employees, employees must report to work in condition to perform their duties and free from the influence of any substance that could prevent them from conducting work activities safely and effectively. The use of illegal drugs in the workplace is prohibited.

11. Financial Statements and Recordkeeping

Honest and accurate recording and reporting of information is critical to our financial reporting and our ability to make responsible business decisions. The Corporation's accounting records are relied upon to produce reports for the Corporation's management, shareholders, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must truthfully and accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls. A separate Code of Ethical Conduct for Financial Managers forms part of this Code as Schedule "A".

All employees have a responsibility to ensure that the Corporation's records, including accounting records, do not contain any false or intentionally misleading entries. We do not permit intentional misclassification of transactions as to accounts, departments or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

All Corporation books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Corporation transactions and must conform to both applicable legal requirements and the system of internal controls of the Corporation. Unrecorded or "off the books" funds or assets should not be maintained.

Business records and communications may become public through legal or regulatory investigations or the media. We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including email and informal notes or interoffice memos. Records should be retained and destroyed in accordance with the Corporation's records storage and retention policy.

The Corporation will make full, fair, accurate, timely and understandable disclosure in periodic reports and documents required to be filed by the Corporation under applicable securities laws and in other public communications made by the Corporation, in accordance with the Corporation's Corporate Disclosure Policy.

12. Use of E-Mail and Internet Services

E-Mail systems and Internet services are provided to help us do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. You may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit material or jokes, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment. Also remember that "flooding" our systems with junk mail and trivia hampers the ability of our systems to handle legitimate Corporation business and is prohibited.

Employees should not download copyrighted materials, should not copy material that is not licensed to the Corporation and should follow the terms of a license when using material that is licensed to the Corporation. No changes should be made to licensed materials without the prior consent of the Corporation. In addition, employees are discouraged from downloading games and screensavers, as these are common sources of viruses.

Your messages (including voice mail) and computer information are considered the Corporation's property and you should not have any expectation of privacy. Unless prohibited by law, the Corporation reserves the right to access and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

13. Political Activities and Contributions

We respect and support the right of our employees to participate in political activities. However, these activities should not be conducted on Corporation time or involve the use of any Corporation resources such as telephones, computers or supplies. Employees will not be reimbursed for personal political contributions.

We may occasionally express our views on local and national issues that affect our operations. In such cases, Corporation funds and resources may be used, but only when permitted by law and by our strict guidelines. The Corporation may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. No employee may make or commit to political contributions on behalf of the Corporation without the approval of senior management.

14. Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services. In some cultures they play an important role in business relationships. However, a problem may arise when such courtesies compromise - or appear to compromise - our ability to make objective and fair business decisions.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times, and do not change during traditional gift-giving seasons. No gift or entertainment should ever be offered, given, provided or accepted by any director or employee of the Corporation, or by any family member of a director or employee, unless it (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any applicable laws or regulations. Please discuss with your supervisor any gifts or proposed gifts if you are uncertain whether they are appropriate.

Entertaining and providing hospital to a public official can present unique challenges and can amount to bribery if the amount involved is excessive or gratuitous or done with for the purpose of gaining business or an advantage over a competitor. Any payment or inducement that is made to influence or that may naturally tend to influence official acts is prohibited even if otherwise valid under the foregoing rules. All hospitality and gifts given received, or declined that are from a public official must be notified to the General Counsel.

For further details on gifts and entertainment, please see the Corporation's Anti-Corruption Policy.

Entertainment and hospitality of a Public Official can present unique challenges and can amount to bribery if the amount involved is excessive or gratuitous or done with for the purpose of gaining business or an advantage over a competitor. ("Public Official" includes anyone acting in an official capacity for or on behalf of a national, state, regional or local government, including collective groups or partnerships of governments (e.g., the European Union); any agency, department, or instrumentality of a national, state, regional or local government, including collective bargaining groups or partnerships of governments; a government-owned or government controlled enterprise, such as a state-owned factory or utility; a public international organization, such as the World Bank or International Monetary Fund; and any political party, party official, or candidate for a political party or political party office.) Employees are strictly prohibited from offering, paying, promising or authorizing any improper payment to a Public Official, directly or indirectly through or to a third party, on the Corporation's behalf. An "Improper Payment" includes anything of value that is provided to: (i) cause the person to act or fail to act in violation of a legal duty; (ii) cause the person to abuse or misuse their position; or (iii) secure an improper advantage, contract, or concession.

It may be permissible to offer nominal entertainment and hospitality to a Public Official provided that such payments: (1) are permissible under all applicable law; and (2) the payment is for expenses that relate directly to the promotion, demonstration or explanation of the Corporation's products or services, or to the execution or performance of a government contract. Likewise, it may be permissible to offer small gifts to a Public Official provided that it: (1) is lawful under written laws or regulations within the Public Official's jurisdiction; (2) is offered under circumstances in which gift-giving is widely accepted; (3) the total value of the gift is reasonable; and (4) the public disclosure of the gift would not draw unwelcome attention to or embarrass the Corporation. Any payment or inducement that is made to influence or that may naturally tend to influence official acts is prohibited even if otherwise valid under the foregoing rules. All hospitality and gifts given received, or declined that are from a Public Official must be notified to a supervisor.

15. Waivers of this Code of Business Conduct and Ethics

Any waiver of this Code with respect to a director or officer of the Corporation may be made only by the Board of Directors or the Audit Committee. Any such waiver will be promptly disclosed to the extent required by applicable laws or stock exchange regulations.

16. Reporting of any Illegal or Unethical Behaviour, Violations of this Code and Questionable Accounting or Auditing Matters

We have a strong commitment to conduct our business in a lawful and ethical manner. Employees are encouraged to talk to supervisors, managers or the Corporation's general counsel when in doubt about the best course of action in a particular situation and are required to promptly report violations of laws, rules, regulations or this Code to your manager, the Corporation's general counsel or the Audit Committee Chairman. The Audit Committee Chairman may be reached at 1-604-790-9718.

In addition, complaints and concerns regarding questionable accounting, internal control or auditing matters should be submitted to the Audit Committee Chairman. Such submissions may be made confidentially and anonymously if desired.

We prohibit retaliatory action against any employee who, in good faith, reports a possible violation. It is unacceptable to file a report knowing it to be false.

17. Compliance Procedures

This Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action. Since we cannot anticipate every situation that may arise, it is important for the Corporation to set forth a general way to approach a new question or problem. These are the steps to keep in mind:

• Make sure you have all of the facts. In order to reach the right solutions, you must be as fully informed as possible.

• Ask yourself what you are specifically being asked to do. This analysis will enable you to focus on the specific issues that are raised and the available alternatives. Use your judgment and common sense. If something seems unethical or improper, it probably is.

• Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and to discuss the problem.

• Discuss the problem with your supervisor. This approach is best in most if not all situations. Your supervisor may be more knowledgeable about the issue and will appreciate being brought into the process. It is a supervisor's responsibility to help you to solve problems.

• Seek help from Corporation resources. In the rare instance in which it may not be appropriate to discuss an issue with your supervisor, or in which you feel uncomfortable approaching your supervisor, discuss the problem with the Corporation's general legal counsel. If you prefer to write, address your concerns to the Corporation's general legal counsel or the Chief Executive Officer.

• You may report ethical violations in confidence and without fear of retaliation. If your situation requires, and you request, that your identity be kept secret, the Corporation will protect your anonymity. The Corporation does not permit retaliation of any kind against employees for good faith reports of ethical violations. An officer or employee who retaliates against someone who has reported an ethical violation in good faith is subject to discipline up to and including termination of employment. These procedures are intended to encourage and enable employees and others to raise serious concerns within the Corporation rather than seeking resolution outside the Corporation.

• Ask first. If you are unsure of the proper course of action, seek guidance before you act. If you do not feel comfortable discussing the matter with your supervisor, please call the Corporation's general legal counsel. If you require an interpreter, every reasonable effort will be made to provide you with one. We strive to ensure that all questions or concerns are handled fairly, discreetly and thoroughly.

18. Whistleblower Laws

The obligations of confidentiality set forth in this Code and the Code of Ethical Conduct for Financial Managers are subject to applicable whistleblower laws, which protect your right to provide information to governmental and regulatory authorities. You are not required to seek the Corporation's permission or notify the Corporation of any communications made in compliance with applicable whistleblower laws, and the Corporation will not consider such communications to violate this or any other Corporation policy or any agreement between you and the Corporation.

I, , acknowledge having read and understood this Code of Conduct and agree to comply with it at all times.

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